Exhibit 3
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IRIDIAN ASSET MANAGEMENT LLC                       FRANKLIN MUTUAL ADVISERS, LLC



                                  April 9, 2002

VIA FEDERAL EXPRESS

The Board of Directors
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, CA 92626


Ladies and Gentlemen:

         As you are no doubt aware, we are deeply concerned, in view of the current board composition at Ribapharm, the proposed Ribapharm option grants and the other reasons we explore in our recently-filed preliminary proxy materials (a copy of which we include for your convenience), that ICN's commitment to create a truly independent Ribapharm is not being honored in spirit and that ICN's incumbent senior management will be in a position to exert an undue influence at a supposedly "independent" Ribapharm. Our concern is that this situation will result in the perpetuation at Ribapharm of the issues we and other shareholders have identified at ICN, and therefore will be reflected in the market's valuation of Ribapharm.

         We had previously made our views known to members of the Board and management, as well as our concern that ICN's Board not relinquish its ability to control Ribapharm prior to the upcoming annual meeting. (We had also received assurances from ICN and its counsel that Ribapharm's governance structures permit ICN to maintain control over the board composition of its subsidiary following the initial public offering and prior to completion of the spin-off.)

         We have, however, learned that Mr. Panic, ICN's chairman and chief executive officer, has recently informed at least one of the company's shareholders that he intends, immediately following the public offering of Ribapharm, but before conditions to the complete spin-off of Ribapharm are satisfied and most notably before the upcoming ICN shareholders' meeting, to have ICN formally divest itself of its ownership of the remaining Ribapharm shares, by placing those shares into a trust or through some other mechanism.

         If true, the effect of such a maneuver would be to eliminate the ability of ICN's board of directors to control the affairs of Ribapharm prior to the upcoming election of ICN directors and thus to freeze in place, "out of reach" of whatever ICN Board is elected in May, the composition and structure of Ribapharm's board of directors and management and other matters, including the power to control the grant of options on Ribapharm stock.

         We believe any measures to surrender the ICN Board's control of Ribapharm, rushed into place in advance of the approaching shareholder meeting and in the midst of an election contest that raises squarely the issue of how that control should be exercised, would be a transparent attempt to evade the judgment of ICN's shareholders and effectively to disenfranchise them. Under these circumstances, we believe that your fiduciary obligations to ICN's shareholders compel you not to authorize or countenance any such measures.

         We have every confidence that you will act in the strictest conformity, in spirit as well as form, with your duties as fiduciaries.

         We would, of course, be happy to discuss this matter further with the Board at any time.

                                              Very truly yours,


                                              IRIDIAN ASSET MANAGEMENT LLC



                                              FRANKLIN MUTUAL ADVISERS, LLC